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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Company Contact:

Ziv Zviel

CFO

Magic Software Enterprises Ltd.
+972-3-5389219
zivz@magicsoftware.com

Magic Software Enterprises Announces Comprehensive Global Restructuring Plan Intended to Improve the Company’s Profitability

OR YEHUDA, ISRAEL, October 26, 2006 -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today its plans for a comprehensive global restructuring process intended to increase operating efficiency, focus the company on the marketing and sales of its flagship products and increase the company’s profitability.

Magic Software anticipates that the costs of the re-structuring will have a major influence on its financial results in the fourth quarter of 2006.

“Magic regularly examines its business goals and changing market trends in order to improve the service it provides its customers and enhance its competitiveness in the market, while, at the same time, increasing profitability and lowering costs,” said David Assia, Chairman and CEO of Magic Software Enterprises. “In addition, the company is taking the required steps to align its expenses and revenues in the different regions in which we operate globally.”

“In order to bring us back to operational profitability within a short period of time, we have decided to begin the necessary restructuring process in which we will merge functions, increase efficiency and reduce our headcount. We will continue to concentrate on our state-of-the-art flagship eDeveloper™ application development and iBOLT™ application integration products to ensure growth in these markets,” added Assia.

The company recently launched a new version of its eDeveloper product that has been received thus far with enthusiasm by both customers and analysts. In addition, the number of users of its iBOLT product is on the rise while the company continues to recruit iBOLT channel partners. Magic Software believes the restructuring plans it is commencing today will return the company to profitability at the beginning of 2007.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) is a software provider of enterprise application development, deployment and integration technology.

The company’s service-oriented platform allows small- and medium-size enterprises to rapidly develop, change and deploy business solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes by aligning their IT with their business operations and accelerating the evolution to a service-oriented architecture. The company’s products are built upon 20 years of R&D and customer experience. Magic technology, products and professional services are available through a global network of subsidiaries and distributors. Through partnerships with more than 2500 ISVs worldwide, Magic Software’s technology is used to deliver solutions to more than 1.5 million customers around the globe.

More information about Magic Software Enterprises can be found at: www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: October 26, 2006

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